Reorganization. The Trust entered into an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of the Barr Rosenberg
VIT Market Neutral Fund transferred to the AXA Rosenberg
Value Market Neutral Fund in exchange for shares of the AXA Rosenberg Value Market Neutral
Fund. The reorganization, which qualified as a tax-free exchange for federal income tax purposes, was completed on April 27, 2001.